

Mail Stop 6010

August 8, 2007

<u>VIA U.S. MAIL and FACSIMILE</u>

Michael J. Soja
pSivida Limited
Chief Financial Officer
400 Pleasant Street
Watertown MA 02472

> **RE: pSivida Limited**
> **Form 20-F for the fiscal year ended June 30, 2006**
> **Filed December 8, 2006**
> **File No. 000-51122**

Dear Mr. Soja:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended June 30, 2006

B. Business Overview, page 22

Strategic Collaborations, page 29

Alimera Sciences, Inc., page 31

1.   You disclose that you entered into a non-binding memorandum of understanding
with Nordic Biotech Advisors. Please tell us and clarify in future filings how you
will account for the development costs incurred under the Alimer agreement.

2.   We note that Nordic will invest $4 million in shares of your preferred stock and
invest $22 million over time. Please tell us and clarify in future filings whether
the additional $22 million investment will be in shares of your preferred stock.
We note the disclosure on page 32 that you "agreed to file a resale registration
statement to register the sale by Nordic of ADSs into which its preferred stock,
warrants and investment could be converted." Please tell us and clarify in future
filings the nature of the 'investment.'

3.   Further, please reconcile the amounts that Nordic will invest. In the second to last
paragraph on page 31 you disclose that Nordic will invest $4 million on closing in
preferred shares and another $22 million over time. In the first paragraph on page
32 you disclose that Nordic will invest $3.5 million in Medidur and the remaining
$18.5 million in regular installments. Tell us and revise future filings to disclose
whether the amounts on page 32 are in addition to the amounts on page 31.

4.   Please tell us the significant terms of the preferred shares, warrants and
'investment' and how you will account for both under A-IFRS and U.S. GAAP,
including a discussion of the Medidur profit sharing terms.

Consolidated Financial Statements

Note 29. Reconciliation to US GAAP, page F-64

(e) Sale and leaseback transaction, page F-67

5.   We reference the US GAAP adjustment related to the sale and leaseback
transaction – deferred gain. Please tell us how you considered EITF 01-3 and
Example 3 therein, in determining the appropriate accounting for the sale lease
back under US GAAP. In your response, please clarify why you have assumed a
legal obligation related to the deferred gain originally recorded by CDS.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3604 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Kate Tillan
Assistant Chief Accountant

CC: Lawrence Goodman, Esq. (via fax)